EXHIBIT 99.13

Press Release

Total solarizes L’Oréal’s first industrial site in France

Paris, March 23, 2021 – Total, through its affiliate Total Quadran, one of the leading renewables players in France, announces the commissioning of the solarization project at L’Oréal’s Vichy production plant. The project consists of photovoltaic parking lot awnings and charge points for electric vehicles.

The renewable electricity produced will cover 33% of the plant’s energy needs, from almost 4,000 solar panels across a surface area of 9,500 m² with total power of 1.5 MWp (Megawatts peak).

Total will also conduct an R&D project on this site, with the aim of analyzing the performance of the bifacial photovoltaic modules on the awnings.

"We are proud to accompany innovative industrial players like L’Oréal in their energy transition, by solarizing their production sites both in France and abroad," stated Thierry Muller, General Manager of Total Quadran. "With our range of green electricity solutions, from site solarization to major green power purchasing agreements, we want to be a partner of choice for businesses as they reduce their carbon footprints."

"We have been committed to the protection of the environment since we set the plant up fifty years ago, and we are delighted to pursue our L’Oréal for the Future drive alongside Total Quadran, in line with our sustainable development commitments. The opening of this photovoltaic power plant will allow the Vichy plant, which has been carbon neutral since 2018, to meet over 30% of its electricity needs locally," announced Jean-Yves Larraufie, Director of Cosmétique Active Production (CAP) L’Oréal.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 100 GW of gross production capacity from renewable sources by 2030 with the objective of being among the world's top 5 in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). The company has a solid footprint in France and its overseas territories. Total Quadran operates over 340 renewable energy plants in France totaling nearly 1000 MW, generating 1,765 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1 million people and annual savings of nearly 130,000 tons of CO2 emissions. www.total-quadran.com

Total Contacts

Media Relations : +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations : +44 (0)207 719 7962 l ir@total.com

Total Quadran Contact

Communication : +33 6 69 99 38 95 | elodie.billerey@total-quadran.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.